

October 5, 2011

<u>Via Email</u>
Mr. Richard W. Turner
Chief Executive Officer
Conmed Healthcare Management, Inc.
7250 Parkway Drive, Suite 400
Hanover, MD 21076

> **Re: Conmed Healthcare Management, Inc.**
> **Revised Schedule 14A**
> **Filed September 21, 2011**
> **File No. 001-34408**

Dear Mr. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Background of The Merger, page 21</u>

1.   We note your revised disclosure that Dr. Desnick requested your confidential information memorandum to consider "the valuation metrics." You later disclose that the document "did not include any valuations …" With a view to revised disclosure as appropriate, please advise us of the difference between valuation metrics and what you mean by valuations not included in the document. In this regard, it is unclear if, for example, what Dr. Desnick sought was ultimately not in the information provided to him.

2.   We note your response to prior comment two from our letter dated September 19, 2011 and partially reissue. With a view to revised disclosure as appropriate, please clarify for us if the board believed that both Bidder D's and Dr. Desnick's bids were "significantly lower than the other proposals," and advise us if and why the timing of diligence activities affected how the board responded to such bids.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director